EXHIBIT (a)(9)

[Quanta logo]

February 25, 2003

Dear Eligible Option Holder:

We are pleased to inform you that we have decided to extend the offer to exchange your eligible options for restricted stock until 5:00 P.M., Central Standard Time, on Monday, March 10, 2003. The offer was previously scheduled to expire at 5:00 P.M., Central Standard Time, on Friday, February 28, 2003. Therefore, all references in the offer to the expiration date now refer to 5:00 P.M., Central Standard Time, Monday, March 10, 2003, unless we further extend the offer. Except for the extension of the offer, all of the other terms of the offer, including the vesting dates, remain the same.

What does this mean to you?

You have until 5:00 P.M., Central Standard Time, on Monday, March 10, 2003 to participate in the exchange offer. If you have previously submitted your Signature Page to the Letter of Transmittal, you do not need to do anything else unless you want to withdraw all of your eligible options you previously tendered.

If you have not submitted your Signature Page to the Letter of Transmittal and you want to participate in the exchange offer, you need to submit your properly completed and executed Signature Page to the Letter of Transmittal to Quanta Services, Inc. by fax to the Stock Option Exchange Team at 713-629-7707, or by mail or personal delivery to 1360 Post Oak Blvd., Suite 2100, Houston, TX 77056. If you choose to fax your Signature Page to the Letter of Transmittal, please copy it onto white paper and fax the copy. Also, either include a cover page and ask us to return a confirmation of receipt or call Janie Wimberly at 713-985-6434 for confirmation of our receipt. If we do not receive your Signature Page to the Letter of Transmittal on or before 5:00 P.M., Central Standard Time, on Monday, March 10, 2003, and, if the offer is further extended, on the extended expiration date, we will deem that you have elected not to participate in the offer.

If you would like to withdraw your previously tendered eligible options, you need to submit a written notice of withdrawal by 5:00 P.M., Central Standard Time, on Monday, March 10, 2003. You do not need to submit a notice of withdrawal unless you want to withdraw your previously tendered eligible options.

If you do not wish to exchange your eligible options for restricted stock, you do not need to do anything. Your options will remain outstanding and subject to the same terms and conditions.

If you have any questions concerning the offer, or if you would like us to mail you another information packet regarding the offer, please leave a message for the Stock Option Exchange Team at 713-985-6499 or 800-7QUANTA(778-2682) or email the Team at StockOptionExchangeTeam@quantaservices.com. We encourage you to ask questions as soon as possible so we can respond to them before the offer expires at 5:00 P.M., Central Standard Time, on Monday, March 10, 2003.

Very truly yours,

John R. Colson Chairman of the Board and Chief Executive Officer